Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Three Months Ended March 31,
(dollars in thousands)	2012	2013	2014	2015	2016	2017	2016
Net income	$7,890	$40,139	$253,518	$262,570	$298,809	$41,787	$51,314
Income tax expense (benefit)	8,242	22,841	(110,092)	22,058	13,356	2,199	2,307
Fixed charges	227,520	221,584	182,472	179,881	213,820	54,120	51,944
Earnings	243,652	284,564	325,898	464,509	525,985	98,106	105,565
Interest expense, net	156,762	146,112	105,152	98,399	123,682	31,479	30,067
Rents under leases representative of an interest factor (1/3)	70,393	75,107	76,955	81,117	89,773	22,550	21,786
Preferred dividends	365	365	365	365	365	91	91
Fixed charges	227,520	221,584	182,472	179,881	213,820	54,120	51,944
Ratio of earnings to fixed charges	1.1x	1.3x	1.8x	2.6x	2.5x	1.8x	2.0x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.